Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Mariner Energy, Inc.

File No. 333-129096

These materials are not a substitute for the registration statement that was filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. The registration statement has not yet been declared effective.  Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

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PATRICK REDMOND – FOREST OIL CORPORATION – IR

Good afternoon.  I want to thank you for participating in our third quarter 2005 earnings conference call.  We have joining us today Craig Clark, President and CEO, and Dave Keyte, Executive Vice President and CFO.

Before we get started I’d like to take a moment to advise you about our forward-looking statement within the meaning of Section 27-A of the Securities Act of 1933 and Section 21-E of the Securities and Exchange Act of 1934.  These forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration, development, production and sale of oil and gas.  We urge you to read our 2004 report on Form 10-K for a discussion of these risks that could cause our results and plans to differ materially from those in any forward-looking statements we may make today.

I will now turn the call over to Dave Keyte.  Thank you.

This concludes our conference call. I want to thank everyone for their interest and participation in our call.  If you have any further questions, please feel free to contact us.  Thank you.

TELECONFERENCE NOTES - DHK

2005 Third Quarter Financial Results

Thanks, Pat!

First, I want to take this opportunity to congratulate Mike Kennedy in being promoted to Managing Director Capital Markets and Treasurer.  I’m sure those of you who have been with the company for a few years know Mike and will feel the same way.  Pat Redmond is going to be our new Director of Investor Relations.  He has been with us for over 2  years and has done a terrific job in financial analysis and insurance.  Insurance being an area of keen interest now a days.

We are pleased to announce the quarterly results for Forest Oil.  In the third quarter, records were set for EBITDA and cash flow on the financial front and record production levels were set at our two largest capital projects, the Buffalo Wallow field and the Wild River field.  Further, as Craig will discuss, there were important positive drilling developments in Haley and in our Alaska onshore gas play.  Last, but certainly not least, during the quarter we announced a spin-off transaction involving a merger of our Gulf operation with Mariner Energy.  This transaction will result in a significant distribution to our shareholders and the creation of two excellent, but distinctly different, investment vehicles.

Mariner Transaction

First, progress on the spin-off transaction.  On September 12 we announced the spin-off to Forest shareholders of its offshore Gulf of Mexico operations, and that the Gulf of Mexico operations would immediately be acquired in a merger transaction by Mariner Energy.  Mariner filed Form S-4 with the SEC on October 18.

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That S-4 is currently under review by the SEC.  We expect initial SEC comments in the next couple of weeks.  Approximately one month after the proxy is cleared by the SEC, the Mariner shareholders will vote on the transaction.  If approved, after the spin-off and merger, Mariner will be a separately traded public company that will own and operate the combined businesses of Mariner and Forest’s Gulf of Mexico operations.  The transaction is expected to be non-taxable to Forest Corp. and its shareholders, and we look forward to working with Mariner to close the transaction, likely in the first quarter of 2006.  Hurricanes first blush appear to have had a similar effect on both what we refer to as Spinco and when we talk about Spinco that’s the asset base that is moving over to Mariner by having a similar affect on both Spinco and Mariner in terms of expected ‘05 results.  For both companies, 2005 production forecasts have been decreased since the transaction was announced due to production deferrals, but higher prices have cushioned the cash flow impact.  We continue to see the transaction as a significant strategic value creator to our shareholders, creating two “best in class” companies, Mariner with a track record of very successful exploration in deepwater, shelf, and deep shelf, and Forest with it’s new focus on onshore assets developing resource plays and a continuance of its highly successful acquire and exploit strategy.

Production

In the third quarter, production was 436 MMcfe/d, down 14% over the third quarter of 2004, directly a result of hurricanes in the Gulf of Mexico that deferred 6 Bcfe (or about 65 MMcfe/d) of production in the third quarter of 2005.  Spinco (again, that’s the assets involved in the Mariner merger) produced 168 MMcfe/d, while Remainco (that’s the rest of us)  produced 268 MMcfe/d.  Shut-in production was approximately 60 MMcfe/d in Spinco and 5 MMcfe/d in Remainco.  During the quarter, we had record net production in Buffalo Wallow at about 32 MMcfe/d and Wild River at about 20 MMcfe/d – those are net numbers, both up dramatically from the second quarter.

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As previously announced, 180 MMcfe/d was shut as of October 1 as a result of the hurricanes, and approximately 100-110 MMcfe/d is currently shut in.  We are expecting approximately 10 Bcfe of production in the 4th quarter relating to the 3rd quarter storms to be deferred.  Craig will detail those deferrals.  We estimate the split of the fourth quarter production deferrals between Spinco and Remainco to be about 7 MMcfe/d in Remainco and about 102 MMcfe/d in Spinco.  The impact in Remainco is largely focused on the Gulf Cost operations that will remain with the company.

Earnings

Earnings for the quarter, adjusted for mark-to-market hedge losses and retrospective insurance premiums, were about $50 million or $.81 per basic share, compared with $34 million in the previous year’s quarter, a 48% increase in earnings.  Overall, higher top line revenue from higher prices offset increased costs in LOE, G&A, and DD&A.  The impact from the hurricane was significant not only in reducing revenue from lost volumes, but also increasing our per unit costs in LOE and G&A due to the lost volumes.

Unrealized loss from derivatives were a significant item in the quarter.  They amounted to $73 million.  The main components are as follows:

1.               Hedges which were designated in the third quarter to be newly ineffective due to shut-in production at designated index sales points was $43 million

2.               Mark-to-market on hedges which were previously designated as ineffective was $23 million

3.               Measured ineffectiveness on cash flow hedges in the quarter, primarily on oil was $7 million

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Of this amount, $50 million will reverse in the fourth quarter and be reflected as unrealized gain on derivatives in the fourth quarter with the actual settlement coming through as a realized gain or loss on other income. I know this makes for a very messy income statement, but unfortunately this is the FAS 133 framework that is supposed to provide clarity to our shareholders.

Revenue

Price realizations, net of hedges, increased 26% to $6.64 from $5.27 per MCFE as a result of a significant increase in the commodity prices in the 3rd quarter of ‘05, prices were at record levels.  Realized prices were impacted by hedging losses of $1.60 per MCFE in the 3rd quarter of ‘05 versus $0.65 per MCFE in the 3rd quarter of ‘04.  Gas price differentials being corrected for hedges, so without regard to hedges, widened slightly in the third quarter to $.64 up from a differential of $.41 for the first six months of the year.  In the 3rd quarter liquids differentials continued to widen from $8.79 to $9.64, again, that’s without respect to hedges, oil differentials widened 50¢ to $4.25,  NGL realizations stayed about flat at 52% of NYMEX.

LOE

Direct operating expense continues to come in below 2004 levels, but due to hurricane related production shortfalls, on a per unit basis during the quarter, direct LOE was up 5% to $1.10 per unit, along with a 41% increase in production taxes and transportation.  For the first nine months of the year on a per unit basis, direct LOE is still down 8% , offsetting the 30% increase in production taxes and transportation. Lease operating expenses per unit in the quarter were up due to deferral of production volumes from hurricanes.  Spinco production costs were averaging $1.26 per unit in July and August and jumped to $2.17 in September.  The Southern part of Remainco, so that’s onshore Gulf of Mexico averaged about $1.62 in July and August and it jumped to $2.32 in September.  Clearly a reflection

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of the decreased volumes.  While certainly production expense has both variable and fixed components, this is not true for spikes.  Crews are still employed, boats and helicopters still run, supplies still flow, and contracts still exist during that short-term deferral period.  While these costs are certainly variable, they are inelastic in the short-term.  While per unit amounts are up, this is an area of considerable out-performance for the Company in the last two years and gives us further confidence that we will be able to make necessary changes in our cost structure in 2006 to right size for Remainco.

G&A

Expensed G&A was up in the quarter over 2004 as we have added personnel to support acquisition and increased capital activity in the last 12 months.   Total costs were up 35% to $18.1 million from $13.5 million in ‘04.  It looks like this line item will be one of our greatest cost challenges in ‘06 as we continue to manage labor costs and as we make adjustments for Remainco operations.  In addition, as a reminder to all on the phone, I’m sure this is not new, or it’s certainly is not unique to us.  We will begin accounting for deferred stock compensation and stock options in a line item in G&A in ‘06.

EBITDA/Cash Flow

EBITDA was $190 million for the quarter, this is up 11% from last year’s record, driven by higher realizations.  Cash flow was up 37% to $174 million or about $2.81 per share.  Despite deferring 6 Bcfe of production in the quarter or an estimated $40 million of revenue, we still generated almost $25 million of free cash flow or 4% of our equity market cap on an annualized basis.  We estimate that by year-end, despite deferring 16 Bcfe over the last half of the year or an estimated $100 million of revenue, we will have generated sufficient cash flow to pay off our Buffalo Wallow acquisition in less than a year.

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Capital Activities

Our DD&A rate for the quarter was $2.27 per MCFE, which is an increase from prior quarters.  Due to increases in service costs that we are experiencing, we have increased our estimated future development costs, which is a component in the depletion calculation.  As suggested in prior teleconference calls, we have accelerated our capital spending in the second half of this year, and the results of the capital spending (as Craig will get into), particularly in Canada and the Western regions, have been very good to date.

Debt

Net debt finished the quarter at $812 million, which is only $15 million more than at the beginning of the year despite our acquisition activity.    Our leverage was decreased to 35% from slightly over 40% on April 1.  Given our outlook and current price levels, we think breaking through $1 billion in revenue will happen in 2005, and based on this, despite the hurricane impacts, our year-end debt goal that was announced at the last quarter’s conference call of $750 million may still be achievable.

Recently we announced that the Credit Facility had been amended to allow for our spin-off transaction at no cost to Forest.  In addition, the bank group confirmed an initial borrowing base of $600 million for Remainco.  So on a post Spinc basis, we have a $600 million borrowing base and we expect at that time nothing to be drawn on the facility upon closing the Mariner transaction.

Summary

In summary, the quarter was another solid performance for Forest despite the challenges and the devastation caused by the hurricanes:

1.                                       Record third quarter cash flow measures were achieved;

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2.                                       We announced a very significant and very valuable distribution to our shareholders;

3.                                       Free cash flow generation continued and was still 4% of equity value on an annualized basis;

4.                                       The Company continued its focus on costs and continued to deliver good performance on this measure, against industry trend.

5.                                       Drilling investments have been productive and investment activity has now begun to increase as promised.

The business model continues to work and work well, providing good performance and value creation to our shareholders well within our cash flow, even in the face of historic storm events.

Now I’ll turn the call over to Craig for discussion of operations……

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3rd QTR 2005

CONFERENCE CALL

C. Clark Remarks

Thanks Dave, the third quarter, was certainly eventful with all of the hurricanes in the Gulf of Mexico. But despite dodging some hurricanes, we got a lot accomplished in terms of positioning this company for the future. We spent most of the 3rd quarter of 2005 on the negotiation of our spin-off of our GOM operations to Mariner Energy, Inc. We have been on the road since Mid-September with Mariner to provide the details of this transaction to shareholders. We continue to work towards the closing of the GOM transaction which is estimated to close in the First quarter of 2006. As stated on our September conference call on this transaction we believe it’s a very innovative transaction which creates value for our shareholders. We have done pretty much a 180° turnaround in Forest over the past 2 years, so now we turn our attention to growing the remaining portfolio, as Dave called it Remainco, and as noted in yesterday’s press release we’re off to a good start with the drilling operations on the projects noted.

In addition to my usual comments regarding our operations projects, I’ll focus on our costs, specifically drilling and LOE, the details of our hurricane impacts and the multi-well plays within Remainco as we ramp up activity on our onshore properties, specifically on these plays, including some new places we’ve added to our solid acreage position recently. Dave covered our financials and the details of the hedge accounting. I’m a little disappointed in all the noise this quarter, but I’m pleased with hitting our cash flow per share while maintaining our capital discipline and debt objectives.

In terms of production, we were down the middle of our expectations with the only adjustment being the hurricanes. I should note that Hurricane Katrina and particularly Hurricane Rita effected onshore production as well in the quarter yet we are on track with the Remainco production which averaged about 268 MMcfe/d in the 3rd quarter despite about 5 MM/D of deferral from hurricanes. We’ve highlighted this in our press release.  The Remainco production is flat from a year ago despite selling about $130 MM in marginal properties since late 2004, and the hurricane deferral itself in the third quarter. We expect to see organic growth from these properties in the 4th quarter and on into 2006. You can also finally see the GOM projects come on line as noted in the press release which were delayed from the previous quarter, which should give our friends with Mariner a good start once third party facilities are restored.

The 4 main components were our 4th quarter production growth on the Remainco properties will be in Buffalo Wallow, Haley Atoka activity, new pipeline tie-ins in Canada for wells that have already been drilled and more gas sales in Alaska.

In terms of a hurricane update, let me try and give you a status report as we continue to survey the third parties and other operators to affect us. I should note on our previous hurricane release we did call all the other operators and inspect the platforms before we made the release at that time.  We evacuated or shut for 7 hurricanes. I think we had the A to C to D to E to R to W storms covered.  But we did evacuate for storms that we did not have damage upon.  As mentioned before we had no major rig damage or no rigs blown off location. We lost 6 platforms.  All of these were minimal or satellite structures.  3 were operated and 3 were non-operated.  The net production from these is 6 MMcfe/d.   They’re waiting on us while we’re doing the repairs.  Our current shut-in production (as highlighted in the press release) from the hurricanes is 100-110 MMcfe/d, this is for the total company not just offshore. In addition to the 6 MMcfe/d noted from the lost platforms, the shut-in production breaks down as follows or the 100MMcfe/d breaks down accordingly:

12 MMcfe/d is shut-in waiting on repairs by Forest they’re waiting on us while we do the repairs

18 MMcfe/d net is waiting on repair by other operators on non-operated properties that Forest has an interest in

70 MMcfe/d roughly is awaiting 3rd party pipelines or facilities or onshore processing plants or oil storage facilities.  These are where we have done the repairs and are ready to come on.  I am waiting for others to give us the okay.

So therefore, over 80% of our shut-ins are waiting on others. We expect to be near full rate in the first quarter of 2006, but our estimates are based on information received from these third parties. Forest was very fortunate in terms of losses compared to others in terms of permanent losses. As previously mentioned, we are insured for losses above $5 MM for each storm.

In terms of LOE, our increase in the per unit cost in the quarter doesn’t tell the story very well. The cost per unit increase for the quarter is a direct result of the lower production from the hurricanes. Remember when we have a hurricane our LOE doesn’t stop when we shut in or evacuate. In fact, we chose to pay our employees during this time. In fact direct operating expense (which we broke out in our numbers for both Spinco and Remainco, our direct costs, the ones we control) are 10% lower or $4.7 MM than last year. This was offset by a $6.7 MM increase in taxes and hurricane repairs and workovers, so we pretty much offset that with our cuts. Outside the GOM, our direct operating costs remained fairly flat except for $1 MM approximately, fuel cost adjustment for our electric powered oil fields onshore primarily in West Texas. Got that bill in the quarter.  Our Remainco costs remained flat, Canada in fact, reduced costs from a year ago despite the dollar-to-dollar conversion.  So we did a good job of controlling costs in Canada. Remainco will be more oily so, we will need to work on our $1.75/Mcfe (roughly) operating costs next year as the higher Alaska non-operated costs play a bigger role in our total operating cost portfolio.

On the Capital side, we’ve spent $343 MM YTD on E&D activity, pretty much on track with our budget but the $150 MM for the quarter reflects the ramp up of activity of the Remainco properties, specifically in Western and Canada and some service cost increases. Our slight increased guidance in capex reflects the ramp up in this activity and $7 MM of additional drilling costs that were incurred during the hurricanes as we evacuated and got back on those wells. We drilled 144 wells, approximately, YTD, completed 137 of them. That’s a 95% success rate. We have a large number of wells in progress at the end of the 3rd quarter plus a large number of wells in Canada, I think about 15 op and no-op, to tie-in.

We’ve seen quite an increase in drilling dayrates this year, as much as 40% since the beginning of the year. We’ve been able to mitigate the bulk of these price increases in our capital budget as exhibited by the fact that we stayed close to what the budget we poured almost a year ago.

We did this by gains in drilling efficiencies in the multi well areas through technique improvements and by using our own drilling fleet. We have also signed some one and two year contracts with contractors in our multi-well programs in the U.S. and Canada. These were not hedges on prices, they were just hedges on equipment availability.  We’ve had fewer problems procuring services, I might note, in Alaska and Canada as opposed to the lower 48 states.

Our increased DD&A rate in the 3rd quarter simply reflects our new estimates for future costs based on these recent price increases. I hope to bring these down at year end and next year as we add new reserves.  Note that costs are going to come down much on the service side and we spend more money on lower F&D cost plays onshore. Remember our Buffalo Wallow program, for example, will drill up the original PUD locations this year so new reserves will be added in the future as we drill and develop these areas.  And now we will discuss the operation highlights starting with the western business unit.

WESTERN BUSINESS UNIT

Buffalo Wallow continues to move along as projected. During the 3rd qtr, we completed 14 more wells, bringing our total to 25 wells year-to-date, all at

100% chance of success – we’ve not drilled a dry hole yet. We have 7 wells in progress. Initial rates continue to be higher than the original forecast with recent wells this quarter, as noted in the press release, averaging an initial production rate of 2.7 MMcfe/d, which is the best average we’ve had since we’ve owned this field for over a short period of time. This can be attributed to more frac stages and now we actually do drill to the Atoka zone as a standard practice on every well. Net production is at 32 MMcfe/d currently, which is 10% higher than last quarter and, I think about 60% higher than the rate we had initially at closing. We still run a 4 rig program in the area, our 5th rig has been doing work (that’s actually our rig) in the Haley Atoka play in West Texas, so we’ve contracted another rig to start in Buffalo Wallow in the first quarter of 2006. We have already drilled most of the PUD locations in Buffalow Wallow, so we’ve still got over 300 locations remaining to drill.

Another highlight for our company this quarter is our first test in the greater Haley/Vermejo area which was a success. It came on after frac at 5 MMcfe/d and we have 100% interest in this well. This was a cheap re-entry of an old well which cost only $2-3 MM versus the 8-10 in the area so these are economics at $5M/day are excellent compared to the deep drilling. The next two deep drilling wells should be down this quarter. Based on this success, we’ve added to this program in terms of activity for ‘05 and also acreage. Our net acreage position is up to 30,000 net acres and we will add 2 more re-entries by year end, even despite our budget increase. Even though there have been some isolated dramatic rates reported by other operators which were in bring the average up in this field, we stated originally we had hoped for 3-5 MMcfe/d in these type wells on average, so I’m certainly pleased with the first test. Particularly since it was a re-entry at a lower cost.  The early success in this area is one reason why our Rig #8 has been delayed in getting to Buffalo Wallow.  We are finding more and more for it to do in this area.

Also during the 3rd quarter, we added 6,400 acres in SE New Mexico for our Morrow play. We got about 6-10% WI in this area we got in a large acquisition a little bit over a year ago, but our Western Business folks have done a good job of building our position to the point that we will have 50% in the wells in the future in the wells we have currently going. These wells have solid economics and have averaged 1.9 MM/D initial rate.

In the Central Midland Basin in West Texas we’ve drilled 21 wells year-to-date and we’ve identified 150 potential locations on an infill basis. In Andrews County, we’re now seeing operators go from 20 to 10 acre spacing and we’ve yet to get to 20 acres, because we’ve acquired most of these properties in late 2004. These wells are fairly shallow – 5,000 to 6,000 feet deep, roughly - and we’re using our own drilling rigs here. Production rates on the oil wells range from 45 BOPD to the best one at 360 BOPD.

CANADA BUSINESS UNIT

In Canada we resumed our active drilling program in Central Alberta with the focus being in and around Wild River, but not necessarily all in Wild River.  We’ve branches out a little bit.  We also have initiated a shallow gas and oil drilling program starting in the fourth quarter.

We set another record at Wild River during the 3rd quarter with gross production reading 49 MMcfe/d. This is a 36% increase since the last quarter. A total of 26 wells have been drilled to date with 100% success rate. We’ve not drilled a dry hole.  We have 160 acre spacing approved – we got that late in the second quarter so we kicked up drilling again in the third quarter, and we have as we’ve said about 100 potential locations yet to drill - we have not drilled one well per section yet so we are not completely at 640.  The organic growth for the 4th quarter from Canada will come from tying in primarily the Wild River wells.

I should touch a minute on our new shallow program in Canada. We’ve recently drilled 3 shallow gas wells at Kaybob with tests averaging 1.5 MM/D and they’re only about 4,000-6,000’, deep. We will initiate a shallow program at Kaybob, Rimbey and Evi-loon this quarter, which involves mainly infill and step out drilling which could potentially involve over 100 locations.  Again, part of the capital increase in our capital forecast, but this is good economics robust and we’ve got quite a bit of activity for both shallow oil and shallow gas.

The greater Wild River area, Shallow drilling in the Plains area and Foothills will remain the core of our Canadian program for years to come, and we’ve certainly got a lot of undeveloped acreage in Canada.

SOUTHERN BUSINESS UNIT

Southern business unit will be what we’ll call the remaining Gulf business unit after the Spinco transaction closes.  We completed our fifth exploration well on our 150,000 acre Sabine prospect in SW Louisiana. Although 185 BOPD rate in the press release was lower than the previous average, we are now 5 of 5 in finding hydrocarbons. The sixth well is currently drilling. We will acquire additional 3-D seismic in early 2006, because it’s a large acreage block.

The new Southern Business unit will be focused in SW Louisiana, South Texas and East Texas with heavy emphasis on Frio, Yegua, Wilcox and Vicksburg targets.

GULF OF MEXICO

We continue to operate business as usual in our GOM operations to insure a smooth transition to Mariner early next year – we’ve got a lot of the area action with them. The wells mentioned in the press release were 2nd quarter wells which were delayed in hook-up due to storms and equipment availability associated with those storms. The rates are better than anticipated from each project and will add 20-30 MM/D of net incremental production I spoke of before. We will spud our next deep shelf wells in the 4th quarter at SS 26 and ST 288. We’ve got good momentum going into the Mariner transaction for 2006 in addition to being ahead on our repairs versus the third party due to the hurricane.

ALASKA BUSINESS UNIT

Our Alaska gas exploration is doing well. First, we initiated the new gas contract on time in November. Our current net sales is 8 MM/D gas and will go higher as we ramp up the rate from existing new wells.  We just started that about 10 days ago.

We have 3 wells in progress at this time in the Cook Inlet. One is a delineation well at our TMC discovery that was drilled and put on lie earlier this year, and 2 are near our West Foreland area. We could have as many as 5 additional wells, including these three, reached TD at the end of the year so that’s actually another well or two more than we had originally projected. We also added approximately 9,000 acres around one of these prospects at a recent lease sale in Alaska.  All of this is onshore.

So in summary, we’ve got a Remainco prospect inventory which is now over 2,000 projects and heavily concentrated in the following fields, in no particular order these fields are:

Buffalo Wallow

Wild River

Kaybob

Evi-loon – that’s the shallow in Canada

Haley/Vermejo – West Texas

Central Permian downspacing

Alaska gas – I mentioned at the last part of my presentation

This gives us an inventory which would not only last for 2006 but for years in the future, and combined with our favorable acreage position, particularly undeveloped acreage position, gives us confidence in Remainco’s stated 10% organic growth guidance for 2006 that we said in our recent roadshow.

With that, I want to thank you for listening today, and getting into the details of the storm.  We will be happy to answer any questions at this time.